UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 3)

Under the Securities Exchange Act of 1934

Gulf Coast Ultra Deep Royalty Trust

(Name of Issuer)

Royalty Trust Units

(Title of Class of Securities)

40222T 104

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Notes).

CUSIP No. 40222T 104

(1)	Name of Reporting Person Freeport-McMoRan Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power 31,143,149
	(6)	Shared Voting Power 0
	(7)	Sole Dispositive Power 31,143,149
	(8)	Shared Dispositive Power 0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 31,143,149
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 13.5% *
(12)	Type of Reporting Person (See Instructions) CO

*	The percentage reported in this Schedule 13G is based upon 230,172,696 royalty trust units outstanding according to the Form 10-Q filed by Gulf Coast Ultra Deep Royalty Trust on November 7, 2019.

CUSIP No. 40222T 104

(1)	Name of Reporting Person McMoRan Oil & Gas LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power 0
	(6)	Shared Voting Power 0
	(7)	Sole Dispositive Power 0
	(8)	Shared Dispositive Power 0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 31,143,149
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 13.5% *
(12)	Type of Reporting Person (See Instructions) OO

*	The percentage reported in this Schedule 13G is based upon 230,172,696 royalty trust units outstanding according to the Form 10-Q filed by Gulf Coast Ultra Deep Royalty Trust on November 7, 2019.

Item 1(a)	Name of Issuer:

Gulf Coast Ultra Deep Royalty Trust

Item 1(b)	Address of Issuer’s Principal Executive Offices:

The Bank of New York Mellon Trust Company, N.A., as trustee

601 Travis Street, 16th Floor

Houston, Texas 77002

Item 2(a)	Name of Persons Filing:

1. Freeport-McMoRan Inc. (“FCX”)

2. McMoRan Oil & Gas LLC (“MOXY”)

Item 2(b)	Address of Principal Business Office:

1. FCX: 333 North Central Avenue, Phoenix, Arizona 85004

2. MOXY: 333 North Central Avenue, Phoenix, Arizona 85004

Item 2(c)	Citizenship:

1. FCX: Delaware

2. MOXY: Delaware

Item 2(d)	Title of Class of Securities:

Royalty Trust Units

Item 2(e)	CUSIP No.:

40222T 104

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership:

(a)	Amount beneficially owned:

1. FCX: 31,143,149

2. MOXY: 31,143,149

(b)	Percent of class:

1. FCX: 13.5%

2. MOXY: 13.5%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to

direct the vote

1. FCX: 31,143,149

2. MOXY: 0

(ii)	Shared power to vote or to

direct the vote

1. FCX: 0

2. MOXY: 0

(iii)	Sole power to dispose or to direct

the disposition of

1. FCX: 31,143,149

2. MOXY: 0

(iv)	Shared power to dispose or to

direct the disposition of

1. FCX: 0

2. MOXY: 0

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

The royalty trust units are held by McMoRan Oil & Gas LLC (MOXY), an indirect wholly owned subsidiary of Freeport-McMoRan Inc. (FCX). MOXY and FCX may be deemed to be a “group” for purposes of Section 13(d)(3) of the Act. Pursuant to Rule 13d-4 of the Act, MOXY and FCX expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person. MOXY and FCX expressly disclaim that they have agreed to act as a group other than as described in this statement.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications:

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2020

Freeport-McMoRan Inc.

/s/ Douglas N. Currault II
Douglas N. Currault II
Senior Vice President and General Counsel

McMoRan Oil & Gas LLC

By: McMoRan Exploration LLC, its sole member

/s/ Douglas N. Currault II
Douglas N. Currault II
Manager

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including any and all amendments thereto) with respect to the units representing beneficial interests in Gulf Coast Ultra Deep Royalty Trust, a statutory trust created under the Delaware Statutory Trust Act, and that this Agreement may be included as an exhibit to such joint filing.

The undersigned further agree that each party hereto is responsible for the timely filing of such statement on Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 12th day of February, 2020.

Freeport-McMoRan Inc.

/s/ Douglas N. Currault II
Douglas N. Currault II
Senior Vice President and General Counsel

McMoRan Oil & Gas LLC

By: McMoRan Exploration LLC, its sole member

/s/ Douglas N. Currault II
Douglas N. Currault II
Manager